UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

[X]            ANNUAL REPORT PURSUANT TO SECTION 15(d)

            OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)

          OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-8974

Honeywell Savings and Ownership Plan I

(Full Title of Plan)

Honeywell International Inc.

P.O. Box 4000

Morristown, NJ 07962-2497

(Name of Issuer of Securities Held Pursuant to the Plan and

the Address of its Principal Executive Office)

Honeywell Savings and Ownership Plan I

Index

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004	4

Notes to Financial Statements	5-14

Supplemental Schedule *

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	15

Signatures	16

Exhibit

Exhibit I – Consent of Independent Registered Public Accounting Firm	17

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Honeywell Savings and Ownership Plan I

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Honeywell Savings and Ownership Plan I (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 17, 2005

Honeywell Savings and Ownership Plan I Statements of Net Assets Available for Benefits at December 31, 2004 and 2003

	2004	2003

	(dollars in millions)

Plan interest in Honeywell Savings and Ownership Plan Master Trust, at fair value	$6,575	$6,051
Participant loans, at contract value	131	121

Net assets available for benefits	$6,706	$6,172

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan I Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004

2004

(dollars in millions)

Additions to net assets attributable to:
Interest income from participant loans	$8
Investment income from Plan interest in Honeywell Savings and Ownership Plan Master Trust	541
Contributions:
Participating employees	248
The Company, net of forfeitures	167
Roll-over contributions	15

Total contributions	430

Plan transfers, net	66

Total additions	1,045

Deductions from net assets attributable to:
Withdrawals and distributions	(501)
Plan expenses	(10)

Total deductions	(511)

Increase in net assets during the year	534
Net assets available for benefits:
Beginning of year	6,172

End of year	$6,706

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan I

Notes to Financial Statements

1.	Description of the Plan

General

The Honeywell Savings and Ownership Plan I (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following represents some highlights of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret the provisions of the Plan, to promulgate regulations for the Plan’s administration, to enter into agreements with trustees to provide for the investment of Plan assets, to appoint investment managers to direct such trustees and to delegate its administrative responsibilities. The day-to-day administration of the Plan is handled by the Company’s Business Services Employee Services Department. The Trustee of the Plan is State Street Bank and Trust Company (the “Trustee”).

Contributions and Vesting

Participants may elect to contribute each pay period from 1% to 25% of their eligible pay subject to certain restrictions for highly compensated employees. Contributions may be made on a before-tax or after-tax basis, or a combination of both. The Company matching contribution percentage is 50% of 8% or 100% of 8% depending on years of service. The Company matching contribution does not begin until the first pay period following the employee’s completion of one year of service with the Company.

After one year of service, the Company contributes on behalf of each participant 50% of such participant’s contribution to the Plan on the first 8% of employee contributions. The match increases to 100% (on the first 8%) after 5 years of participation in the Plan after completing one year of service. The Company makes no contributions with respect to a participant’s contributions in excess of 8% of base pay. All of the Company’s contributions are invested in the Honeywell Common Stock Fund.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant generally does not have a vested interest in any Company contributions made to his or her account until he or she completes three years of service with Honeywell or one of its affiliated companies.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (1) the Company’s contribution, and (2) Plan earnings, and charged with an allocation of administrative expenses. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Loans will be paid out in the following order (1) before-tax contributions and earnings, (2) after-tax contributions and earnings, (3) rollover contributions and earnings, (4) prior employer contributions

Honeywell Savings and Ownership Plan I

Notes to Financial Statements

and earnings and (5) vested Company match contributions and earnings. Only two loans will be permitted to be outstanding at any time. Each loan has to be for at least one thousand dollars. The maximum loans to a participant is the lesser of (1) fifty thousand dollars, reduced by a participant’s highest combined outstanding loan balance during the preceding twelve month period, or (2) 50% of the vested portion of a participant’s account, less any current outstanding loan balance. The interest rate on the loans will generally be the prime rate published plus 1% for the month preceding the effective date of the loan. However, the Company may revise this rate of interest for any new loans if it determines that prime rate plus 1% is no longer a reasonable rate of interest. The rate used will be fixed for the term of the loan. The term of any loan shall not be less than 1 month or more than 60 months unless used to acquire a principal residence for which the term can be up to 25 years.

Interest rates for loans outstanding at December 31, 2004 and 2003 were between 5.00% and 11.00%, respectively.

Distribution of Benefits

Upon termination of service with the Company, the entire vested amount in the participant’s account can be distributed, at the participant’s election, in a single payment. If no distribution election is made by the participant and the participant’s account balance exceeds $5,000, the balance in the account will remain in the Plan and shall be distributed at 1) the participant’s request, 2) when the participant attains age seventy and one-half (70-1/2) through the payment of Minimum Required Distributions as defined by the Plan, or 3) upon the participant’s death, whichever is earliest. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan under the same conditions as previously described for the participant. Otherwise, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary(ies).

Forfeitures

Forfeitures of the Company’s contributions and earnings thereon because of terminations and withdrawals in certain circumstances reduce contributions otherwise due from the Company. For the year ended December 31, 2004, Company contributions were reduced by $ 949,260 from forfeited nonvested accounts. At December 31, 2004 and 2003 forfeited nonvested accounts totaled $0 and $360, respectively.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, except for distributions and withdrawals, which are recorded when paid.

Investment Valuation

The assets of the Plan have been commingled in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) with the assets of the Honeywell Savings and Ownership Plan II and the Honeywell Secured Benefit Plan for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated expenses.

Participant loans are valued at contract value, which approximates fair value.

Honeywell Savings and Ownership Plan I

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Expenses

All external third party expenses and certain internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the fund to which such charges are attributable. Trustee fees and other expenses are allocated to the funds based upon such funds’ proportionate interest in the Master Trust. The Company pays the remaining internal expenses of administering the Master Trust.

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investment is in the Master Trust, which is commingled with the assets of two other plans, Honeywell Savings and Ownership Plan II and the Honeywell Secured Benefit Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was 87.8 % and 88.8%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the asset value balances invested by each plan.

Honeywell Savings and Ownership Plan I

Notes to Financial Statements

The following table presents the net assets available for benefits of the Master Trust at December 31, 2004 and 2003.

	2004	2003

	(dollars in millions)
Assets:
Investments, at fair value
Honeywell Common Stock	$2,649	$2,464
Mutual funds	207	170
Trust Accounts & Commingled Funds	2,718	2,447
Stocks (Separately Managed Portfolios)	755	630
Short-Term Investments	93	77

Total investments, at fair value	6,422	5,788
Investment Contracts, at Contract Value	1,053	1,012
Dividends and interest receivable	10	10
Other receivables	–	9

Total Assets	7,485	6,819
Liabilities:
Payables	(2)	(5)

Net assets available for benefits	$7,483	$6,814

Honeywell Savings and Ownership Plan I

Notes to Financial Statements

The following table presents the changes in net assets available for benefits of the Master Trust for the year ended December 31, 2004:

2004

(dollars in millions)
Additions to net assets attributable to:
Income from investments:
Dividends	$71
Interest	96

Total income from investments	167

Loan repayments	67
Assets transferred from other plans, net	140
Net appreciation in the fair value of investments	467
Contributions:
Participating employees	275
The Company, net of forfeitures	175
Roll-over contributions	16

Total contributions	466

Total additions	1,307

Deductions from net assets attributable to:
Withdrawals and distributions	(544)
Plan expenses	(10)
Loans granted	(84)

Total deductions	(638)

Increase in net assets during the year	669
Net assets available for benefits:
Beginning of year	6,814

End of year	$7,483

Honeywell Savings and Ownership Plan I

Notes to Financial Statements

The Master Trust’s investments (including gains and losses on investments bought and sold, as well as for those investments held throughout the year ended December 31, 2004) appreciated in value as follows:

2004

(dollars in millions)
Honeywell Common Stock	$150
Mutual Funds	28
Trust Accounts & Commingled Funds	207
Stocks (Separately Managed Portfolios)	82

$467

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value, except benefit-responsive investments contracts that are valued at contract value. Investments in mutual and commingled funds are valued at the net asset value of shares held at year-end. Common stocks, including Honeywell Common Stock, traded on a national securities exchange, are valued at the last reported sales price or close price at the end of the year. Fixed income securities traded in the over-the-counter market are valued at the bid prices provided by a pricing service. Short-term securities are valued at amortized cost, which includes cost plus accrued interest, which approximates fair value.

Interest income is recorded on the accrual basis, and dividend income is accrued on the ex-dividend date. Security transactions (purchases and sales) are accounted for on the trade date.

From time to time, investment managers may use derivative financial instruments including forward exchange and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts, with various third parties. These benefit-responsive investment contracts are held through the Honeywell Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund. Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The contract values of the synthetic GICs were $350 million and $268 million at December 31, 2004 and 2003, respectively. Included in the contract values of the synthetic GICs are $1 million and $6 million at December 31, 2004 and 2003, respectively, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts is less than the value of the underlying assets.

Honeywell Savings and Ownership Plan I

Notes to Financial Statements

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract values of the traditional GICs were $703 million and $744 million at December 31, 2004 and 2003, respectively.

The average yield rates of the Honeywell Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 7.87% and 11.73% for the year ended December 31, 2004 and 8.41% and 11.71% for the year ended December 31, 2003, respectively. The average credit interest rate of the Honeywell Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 4.14% and 12.3%, respectively, for the year ended December 31, 2004 and 4.38% and 12.3%, respectively, for the year ended December 31, 2003. Fully benefit responsive investment contracts are reported at contract value, which approximates fair value.

4.	Non-participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments, is as follows:

	December 31, 2004	December 31, 2003

	(dollars in millions)
Net Assets:

Honeywell Common Stock Fund	$2,523	$2,387
Participant loans, at contract value	38	39

	$2,561	$2,426

Honeywell Savings and Ownership Plan I

Notes to Financial Statements

Year Ended December 31, 2004

(dollars in millions)
Changes in Net Assets:
Contributions	$214
Dividends	53
Net appreciation	144
Benefits paid to participants	(188)
Transfers to participant-directed investments	(85)
Expenses	(3)

$135

5.	Asset Transfers

During the year ended December 31, 2004, assets valued at approximately $133 million were transferred to the Plan from other plans as follows: approximately $122 million were transferred from Pittway Corporation Blue Chip Profit Sharing and Savings Plan, approximately $8 million from BASF Corporation Employee Savings Plan, approximately $2 million from Honeywell Cabin Management 401 (k) Savings Plan and approximately $1 million from Fire Control Instruments, Inc. 401(k) Plan. In addition, assets valued at $67 million were transferred to the Honeywell Savings and Ownership Plan II.

Honeywell Savings and Ownership Plan I

Notes to Financial Statements

6.	Related-Party Transactions

The Plan’s investment in the Master Trust constitutes a related-party transaction because the Company is both the plan sponsor and a party to the Master Trust. The Master Trust is invested in the Company’s common stock and the Plan is invested in participant loans, both of which qualify as related-party transactions. The Master Trust invests in commingled funds managed by the Trustee. The investments qualify as party-in-interest transactions.

7.	Risks & Uncertainties

The Plan provides for various investment options which may invest in any combination of stocks, GICs, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	Federal Income Taxes

On April 14, 2003, the Internal Revenue Service ruled that the Plan met the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the Plan qualified as an ESOP as defined in Section 4975(e)(7) of the Code. The Trust under the Plan is intended to be exempt under Section 501(a) of the Code. Accordingly, no provision for income taxes has been made.

9.	Litigation

ERISA Class Action Lawsuit - Honeywell and several of its current and former officers and directors are defendants in a purported class action lawsuit filed in the United States District Court for the District of New Jersey. The complaint principally alleges that the defendants breached their fiduciary duties to participants in the Honeywell Savings and Ownership Plan (the “Savings Plan”) by purportedly making false and misleading statements, failing to disclose material information concerning Honeywell’s financial performance, and failing to diversify the Savings Plan’s assets and monitor the prudence of Honeywell stock as a Savings Plan investment. Honeywell has agreed to settle this matter for $14 million plus an agreement to permit Savings Plan participants greater diversification rights. The settlement will be paid in full by Honeywell’s insurers. Final Court approval of the settlement is expected in the third quarter of 2005. The Savings Plans are not defendant parties to the litigation.

Honeywell Savings and Ownership Plan I

Notes to Financial Statements

10.	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003

	(dollars in millions)

Net assets available for benefits per the financial statements	$6,706	$6,172
Amounts allocated to withdrawing participants	(1)	(1)

Net assets available for benefits per the Form 5500	$6,705	$6,171

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

2004

(dollars in millions)

Benefits paid to participants per the financial statements	$501

Add: Amounts allocated to withdrawing participants at December 31, 2004	1
Less: Amounts allocated to withdrawing participants at December 31, 2003	(1)

Benefits paid to participants per the Form 5500	$501

Honeywell Savings and Ownership Plan I

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue	Description of Investment	Cost	Current Value

*Participant Loans	5.00% - 11.00%	–	$130,941,972

	Maturing at various dates through November 16, 2029

*Party-in-interest

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Savings and Ownership Plan I
By:	/s/ Brian Marcotte
Brian Marcotte Vice President, Compensation and Benefits

Date: June 22, 2005